EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

For the years ended December 31,	2011	2010	2009	2008	2007
Income from continuing operations	$6,640	$4,641	$3,202	$7,299	$5,147

Subtract:
Net income attributable to noncontrolling interest	―	(72)	(51)	(116)	(75)
Adjusted income from equity investments (a)	(33)	(60)	(88)	(84)	(28)
	6,607	4,509	3,063	7,099	5,044
Add:
Provision for taxes on income (other than
foreign oil and gas taxes)	1,795	1,099	695	2,213	1,577
Interest and debt expense (b)	135	116	140	133	344
Portion of lease rentals representative of the interest factor	67	57	57	58	60
	1,997	1,272	892	2,404	1,981
Earnings before fixed charges	$8,604	$5,781	$3,955	$9,503	$7,025

Fixed charges:
Interest and debt expense including capitalized interest (b)	$221	$203	$218	$201	$403
Portion of lease rentals representative of the interest factor	67	57	57	58	60
Total fixed charges	$288	$260	$275	$259	$463

Ratio of earnings to fixed charges	29.88	22.23	14.38	36.69	15.17
Note:  Argentine operations have been reflected as discontinued operations for all periods.
(a)	Represent adjustments to arrive at distributed income of equity investees.
(b)	The year ended December 31, 2011 amount excludes a pre-tax charge of $163 milion for the early redemption of debt.